UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 18, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•      Transition to IFRS

No impact on operating performance and Group strategy, dated April 18, 2005 and annex thereto:

•      Update on adoption of IFRS

Press release

Date
Transition to IFRS	April 18, 2005
Number
No impact on operating performance and Group strategy	21pe

Koninklijke KPN N.V. has adopted International Financial Reporting Standards (“IFRS”), as its primary accounting basis for its consolidated financial statements for the year ending December 31, 2005.

Consequently, KPN converted its comparative consolidated financial statements covering the year 2004 to IFRS. The Group’s consolidated financial results for the first quarter of 2005 ending March 31, 2005 will also be prepared in accordance with IFRS.

The main effects of these new principles on the 2004 consolidated financial statements:

•                  Operating revenues decrease EUR 283 mln (from EUR 12,102 mn to EUR 11,819 mln) mainly as a result of reclassification of own work capitalized

•                  Net result increases with EUR 246 mln (from EUR 1,511 mln to EUR 1,757 mln) amongst others as a result of no longer amortizing goodwill

•                  Shareholders’ equity decreases as at December 31, 2004 with EUR 410 mln primarily as a result of a pension deficit

•                  Net debt does not change significantly

The outlook given on March 1, 2005 remains unchanged. The 2004 IFRS figures now form the basis for this outlook. There is no significant impact on our free cash flow and our distribution policy and ability to execute and deliver on this policy.

The main impact of the new accounting standards on the 2004 income statement concerns the amortization of goodwill. Under Dutch GAAP, acquired goodwill was capitalized and amortized. IFRS requires that goodwill is not amortized, but is subject to an annual impairment test. As a result, KPN has reversed the 2004 goodwill amortization recorded under Dutch GAAP amounting to EUR 254 mn. Further changes to the income statement arise, amongst others, from reclassifications, revised criteria for calculating revenues, higher depreciation following revaluation of cables, a different accounting treatment of employee benefits and the tax effect of the items mentioned before.

	P&L 2004 (in € mln)
	Dutch GAAP	IFRS Change	IFRS
Operating revenue	12,102	-283	11,819
EBITDA	4,854	-19	4,835
Net result	1,511	246	1,757

The main impact on the 2004 balance sheet relates to the change in accounting for employee benefits, the revaluation of KPN’s cables and revenue recognition. A further change of the balance sheet as at January 1, 2005 relates to the adoption of new accounting rules mainly with respect to financial instruments.

To show how KPNs previously reported performance and financial position are affected by this change, information published under Dutch GAAP has been converted to IFRS. In addition to this press release KPN issued, on an IFRS basis:

•                  The Group’s pro forma consolidated balance sheet at January 1, 2004;

•                  The Group’s pro forma consolidated balance sheet at December 31, 2004;

•                  The Group’s pro forma consolidated balance sheet at January 1, 2005(1); and

•                  The Group’s pro forma consolidated income statement and consolidated cash flow statement, for the first, second, third and fourth quarter of 2004 and for the full year 2004.

•                  Reconciliations between Dutch GAAP and IFRS of the above

•                  IFRS accounting policies based on which the first quarter results of 2005 will be reported

(1) The Group has elected the IFRS 1 optional exemption to apply IAS 32 and IAS 39 and, in accordance with the IFRS 1 mandatory exception, IFRS 5 as at January 1, 2005. Therefore the consolidated closing balance sheet as at December 31, 2004 is not identical to the consolidated opening balance sheet as at January 1, 2005.

Koninklijke KPN N.V.

Update on adoption of IFRS

Introduction

Koninklijke KPN N.V. (“KPN” or “the Group”) has adopted International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”), as its primary accounting basis for its consolidated financial statements as at January 1, 2005, following the adoption of Regulation No. 1606/2002 by the European Parliament on July 19, 2002.

Until 2004, KPN has prepared its consolidated financial statements under the Generally Accepted Accounting Principles in the Netherlands (“Dutch GAAP”). It will apply IFRS for the first time in the Group’s consolidated financial statements for the year ending December 31, 2005. Consequently, KPN has converted its comparative consolidated financial information covering the year 2004 to IFRS. The Group’s consolidated financial information for the first quarter of 2005 ending March 31, 2005 will also be prepared and reported under IFRS.

To explain how KPN’s previously reported performance and financial position have been affected by this change, information published under Dutch GAAP has been converted to IFRS. This Update includes the following unaudited proforma IFRS information:

•                  Consolidated balance sheet at January 1, 2004;

•                  Consolidated balance sheet at December 31, 2004;

•                  Consolidated balance sheet at January 1, 2005(1);

•                  Consolidated income statement. consolidated cash flow statement, for the first, second, third and fourth quarter of 2004 and for the full year 2004 and equity reconciliation Dutch GAAP – IFRS; and

•                  Accounting Policies

Basis of Preparation

General

The consolidated financial information has been prepared on the basis of IFRS, including IAS and interpretations issued by the IASB and its committees. However, IFRS is subject to ongoing review and endorsement by the European Union (“EU”) or possible amendment by interpretative guidance from the IASB. Also industry practices are constantly under review. IFRS, as it should be applied by KPN in its 2005 consolidated financial statements, could therefore be subject to change until December 2005. As a consequence, the figures and the explanations in this report should be treated with appropriate caution, as they may need to be

(1) KPN has elected the IFRS 1 optional exemption to apply IAS 32 and IAS 39 and, in accordance with the IFRS 1 mandatory exception, IFRS 5 as at January 1, 2005. Therefore the consolidated closing balance sheet as at December 31, 2004 is not identical to the consolidated opening balance sheet as at January 1, 2005.

revised in light of such changes. We will update this information for any significant changes in standards or interpretations in our quaterly reports or financial statements 2005.

Transition date

IAS 1 Presentation of Financial Statements requires that at least one year of comparative prior period financial information have to be presented. The consolidated opening balance sheet date should accordingly be January 1, 2004. As KPN is also listed on the New York Stock Exchange, it also has to meet the requirements of the United States Securities and Exchange Commission (“SEC”). The SEC adopted on April 13, 2005 amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allows KPN to provide only one year of comparative IFRS figures in the consolidated financial statements over the year 2005. The transition date to IFRS is therefore January 1, 2004.

EU endorsement

To date, the EU has endorsed all IFRS standards, except for the amendment on IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures, which are the basis of the consolidated proforma financial information in this press release.

On November 19, 2004, the European Commission (EC) adopted a regulation endorsing IAS 39 Financial Instruments: Recognition and Measurement, with the exception of certain provisions on the use of the full fair value option for liabilities and on hedge accounting (“carved-out” sections). Use of IAS 39 will be legally binding for all listed companies in the EU from January 1, 2005, apart from the “carved-out” sections. The “carve-out” sections have no effect for KPN, because KPN decided not to use the fair value option for liabilities and macro hedging is not applicable to KPN.

Transitional Arrangements

IFRS 1 First-time adoption of International Financial Reporting Standards requires KPN to determine its IFRS accounting policies according to IFRS and apply these retrospectively to determine its consolidated opening balance sheet under IFRS at the date of transition (January 1, 2004). However, IFRS 1 allows a number of optional exemptions as well as requires the application of a number of mandatory exceptions to this general principle. The exemptions and exceptions most relevant for KPN are set out below, including a short description and KPN’s decisions on each point:

Business combinations (IFRS 3)

KPN has applied the business combination exception in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2004 transition date. As a consequence, in the consolidated opening balance, the carrying amount of goodwill is equal to the carrying amount under Dutch GAAP at January 1, 2004.

Fair value or revaluation as deemed cost (IAS 16)

KPN elected the exemption to revalue certain of its fixed assets at the transition date, to its fair value and use this fair value as its deemed cost. KPN used the depreciated replacement cost method to determine this fair value. This relates to cables, which are part of the “Property, plant and equipment” within the Fixed Division.

Employee benefits (IAS 19)

KPN elected the exemption not to retrospectively recalculate the pension liabilities under IAS 19 and to recognize all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at January 1, 2004.

Cumulative translation differences (IAS 21)

IFRS 1 allows a first-time adopter not to comply with requirements to recalculate cumulative translation differences that existed at the date of transition to IFRS in accordance with IAS 21. KPN elected to set the cumulative translation differences for all foreign operations at zero at the date of transition to IFRS. As a result the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before January 1, 2004 and shall include translation differences that arose subsequent to this date.

Share-based payments (IFRS 2)

KPN elected to apply IFRS 2 to all relevant share based payment transactions granted but not fully vested at January 1, 2004. This choice results in an alignment with our current treatment under General Accepted Accounting Principles in the United States (“US GAAP”). The fair value of options at grant date is charged to income over the vesting period of the options.

Financial instruments (IAS 32 and IAS 39)

KPN has elected the exemption to apply IAS 32 and IAS 39 as of January 1, 2005, rather than as of the transition date. As a result, the accounting for financial instruments is based on Dutch GAAP in the 2004 figures.

Assets held for sale and discontinued operations (IFRS 5)

In accordance with the IFRS 1 mandatory exception, KPN applies IFRS 5 from January 1, 2005.

Key Impact Analysis 2004

The analysis below sets out the most significant impacts on the consolidated balance sheets at January 1, 2004 and December 31, 2004 and the 2004 consolidated income statement of KPN as a result of the conversion to IFRS. For detailed reconciliations and accounting principles under IFRS, we refer to the statements of reconciliation and the accounting principles.

Presentation and other reclassifications

The format of KPN’s primary proforma consolidated financial statements has been presented in accordance with IAS 1 Presentation of Financial Statements.

The main differences with Dutch GAAP regarding presentation and other reclassifications can be summarized as follows:

Consolidated Balance sheet

•                  Under Dutch GAAP, deferred tax assets need to be classified as current assets or as non-current assets depending on the expected realisation date. Under IFRS, all deferred tax assets are classified as non-current assets (Dutch GAAP current deferred tax assets as at January 1, 2004: € 58 million and as at December 31, 2004: € 59 million);

•                  Under IFRS, provisions for other liabilities and charges need to be separately classified in the consolidated balance sheet as current (January 1, 2004: € 127 million and December 31, 2004: € 111 million) and as non-current liabilities. Under Dutch GAAP, all such provisions were classified as non-current liabilities and the current part was separately disclosed in the notes;

•                  Under Dutch GAAP, software is included in “Property, plant and equipment” in the consolidated balance sheet. Under IFRS, only software that is integral to property, plant and equipment should be presented as such. All other software should be classified as intangible assets (January 1, 2004: € 201 million and December 31, 2004: € 207 million);

•                  Under IFRS, investments in entities in which KPN has no significant influence should be presented as financial assets rather than as participating interests (January 1, 2004: € 186 million and December 31, 2004: € 146 million);

Consolidated Income Statement

•                  Under Dutch GAAP, “Own work capitalized” is part of “Operating revenues” in the income statement (2004: € 180 million). Under IFRS, “Own work capitalized” is deducted from Operating expenses;

•                  Under Dutch GAAP, “Minority interest” is a separate line in the income statement.  Under IFRS “Minority interest” is not part of profit or loss after tax. IAS 1 requires both “Profit or loss attributable to minority interest” and “Profit or loss attributable to equity holders of the parent” to be disclosed on the face of the income statement. Under Dutch GAAP profit attributable to minority interest amounts to  € 47 million in 2004;

Cash flow statement

•                  The implementation of IFRS did not lead to significant changes in the cash flow statement. The impact results in particularly from the equity accounting of joint ventures under IFRS.

Business combinations

•                  Under Dutch GAAP acquired goodwill is capitalized and amortized. IFRS 3 Business Combinations requires that goodwill is not amortized, but is subject to an annual impairment test. As a result, KPN has reversed the 2004 goodwill amortization recorded under Dutch GAAP amounting to € 254 million.

•                  KPN conducted an impairment test of the goodwill balance at January 1, 2004 and at December 31, 2004 in accordance with IAS 36 Impairment of Assets. No impairments were necessary.

Fair value or revaluation as deemed costs

•                  KPN elected the IFRS 1 optional exemption to revalue certain of its fixed assets. This relates to cables, which are part of the “Property, plant and equipment” within the Fixed Division. KPN decided to use the fair value of these cables as at January 1, 2004 as its deemed cost. KPN applied the depreciated replacement cost method to determine the fair value of the cables and retained external valuation experts to verify the fair value. The impact on the opening equity in the consolidated balance sheet at January 1, 2004 amounts to € 567 million. The additional depreciation charge in 2004 amounts to € 80 million.

Revenue recognition

•                  Dutch GAAP and IFRS have a specific standard on revenue recognition, however provide limited guidance on revenue recognition criteria in specific situations. Conversely, US GAAP do not contain one comprehensive standard on revenue recognition, but do provide many sources of guidance related to specific revenue recognition situations, including those for the Telecom sector. Taking into account the ongoing convergence between IFRS and US GAAP, KPN has chosen to follow US GAAP principles as closely as possible in order to make use of the more detailed guidance available within US GAAP, while being IFRS-compliant. As a result fees related to connection and installation are deferred over the expected customer relationship period rather than recorded as revenue upon connection and installation. KPN deferred € 472 million at January 1, 2004 and € 474 million at December 31, 2004. With regard to costs deferral related to revenue recognition a difference will continue to exist between IFRS and US GAAP as most of the costs deferred under US GAAP do not meet the capitalization criteria under IFRS and are therefore charged to income as incurred.

Employee benefits

•                  In accordance with IAS 19 Employee Benefits with respect to pensions and post-employment benefits, KPN has to recognize the unfunded part of the projected benefit obligations. At the transition date, KPN had a significant unfunded part on its pensions and other long-term employee benefits obligations. The difference between the unfunded part of the pension provision and the pension provision under Dutch GAAP amounted to EUR 836 million. In accordance with the IFRS 1 exemption, KPN decided to record this amount in retained earnings at January 1, 2004.

•                  The total pension charge in 2004 compared to Dutch GAAP is € 81 million lower. The interest charges related to pensions under Dutch GAAP (€ 35 million) are no longer classified as financial expenses but are part of the salary-expenses.

Borrowing costs

•                  KPN elected the benchmark treatment in IAS 23 not to capitalize borrowing costs. Capitalized borrowing cost under Dutch GAAP for “Property, plant and equipment” were reversed (January 1, 2004: € 122 million and December 31, 2004: € 136 million). The impact on the 2004 consolidated income statement consists of a  € 14 million increase of the expenses.

Joint ventures

•                  Under Dutch GAAP, jointly controlled entities (such as Mobirail and Tetraned) were proportionally consolidated. Under IFRS, KPN elected to apply the equity method to account for jointly controlled entities. This results for 2004 in lower operating revenues of € 55 million and operating costs of  € 44 million.

Taxes

•                  The impact of the tax effect of the IFRS conversion adjustments on the opening equity at January 1, 2004 amounts to € 262 million and at December 31, 2004 € 232 million. The tax effect of the IFRS conversion adjustments on the 2004 income statement is an increase of the tax expense of € 30 million.

Other

•                  KPN also recorded a number of individually smaller conversion adjustments. These adjustments consist among others of the discounting of long-term provisions (other than employee benefits and deferred taxes) under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the accounting for equity instruments under IFRS 2 Share-based Payment.

Opening balance sheet at January 1, 2005

Presentation

The main differences with the IFRS closing balance as at December 31, 2004 regarding balance sheet presentation can be summarized as follows:

•                  Non-current assets (or disposal groups) held for sale as at January 1, 2005, are presented separately from the other assets and liabilities in the balance sheet. The assets (€ 121 million) are included in the line item “Non-current assets classified as held for sale” and the related liabilities (€ 91 million) are included in the line item “Liabilities directly associated with non-current assets classified as held for sale”.

•                  “Available-for-sale financial assets” are measured at fair value, with unrealized gains and losses recognized in equity. Those assets” that KPN intends to dispose of within 12 months of the balance sheet date are classified as current assets (€ 169 million). The impact of the unrealised gains and losses on the equity as at January 1, 2005 amounts to € 23 million.

•                  “Derivative financial instruments” is a new balance sheet line item within current/non-current assets and current/non-current liabilities following the implementation of IAS 32 and IAS 39 as of January 1, 2005.

Financial instruments

KPN elected the IFRS 1 exemption to apply IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from January 1, 2005. These standards address the accounting for, and financial reporting of, financial instruments.

In addition to the differences regarding presentation, the main impacts of implementing IAS 32 and IAS 39 as of January 1, 2005 can be summarized as follows:

•                  The exchange rate at which foreign currency loans are recognized in the balance sheet differs for foreign currency loans hedged by derivatives. In accordance with IAS 21 The effects of Changes in Foreign Exchange Rates, hedged foreign currency loans are stated at the closing rate at balance date whilst under Dutch GAAP these loans are translated at the swap rate.

•                  IAS 39 requires that all derivative financial instruments be recognized at fair value. Under Dutch GAAP, derivative financial instruments were accounted for at cost.

•                  From January 1, 2005, KPN applies hedge accounting for all foreign currency loans hedged by cross currency interest rate swaps and euro loans hedged by interest rate swaps. Consequently, KPN recorded, in accordance with IFRS 1, all deferred unrealized gains and losses related to hedging instruments in equity.

•                  Until December 31, 2004, KPN stated – in accordance with Dutch GAAP - all loans at face value. As from January 1, 2005 all loans are recorded at amortized cost using the effective interest method.

•                  The increase in total assets and total liabilities in the balance sheet total as at January 1, 2005 (€ 615 million) is a result of a different interpretation between Dutch GAAP and IFRS regarding offsetting of financial assets and liabilities.

Non-current assets held for sale and discontinued operations

KPN adopted IFRS 5 Non-current Assets Held for Sale and Discontinued Operations from January 1, 2005 prospectively in accordance with the Standard’s provisions.

•                  The adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. In the balance sheet as of January 1, 2005 assets held for sale (€ 121 million) and liabilities directly associated with these assets (€ 91 million) are presented on two separate lines in the balance sheet.

•                  Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. There was no difference in measurement upon reclassification from continuing use to non-current assets (or disposal groups) held for sale.

Safe harbor

This document provides a general overview of the impact of IFRS on KPN’s financial information. It does not replace any formal reporting. Investment considerations should continue to be based on the periodical reportings and other information that KPN is required to disclose by law or stock exchange regulations. This presentation has been prepared based on IFRS Standards and IFRIC interpreations issued by the IASB effective as of December 2004. Any amounts in this document are estimates, unaudited and presented in millions of Euros unless otherwise indicated. The IFRS accounting policies are not final and may change as a result of (amongst others) the following:

•                  Changes in IFRS Standards and Interpreations

•                  Changes in regulatory requirements

•                  Additional reviews and analyses, including market trends

•                  Audit procedures

The figures and trends published in this document are unaudited, pro-forma and for informational purposes only.

Koninklijke KPN N.V.

Consolidated Balance sheet

as at January 1, 2004

In millions of euro	Dutch GAAP	IFRS Adjustments	IFRS
		Unaudited	Unaudited
ASSETS
Non-current assets
Intangible assets	8.583	201	8.784
Property, plant and equipment	9.119	233	9.352
Participating interests	194	-194	0
Investments in associates & joint ventures	0	31	31
Financial assets	0	186	186
Deferred tax assets	1.849	467	2.316
Trade and other receivables	275	5	280
	20.020	929	20.949

Current assets
Inventories	164	-49	115
Trade and other receivables	2.102	-46	2.056
Cash and cash equivalents	1.839	-32	1.807
	4.105	-127	3.978

Total assets	24.125	802	24.927

EQUITY AND LIABILITIES
Equity
Share capital	598	0	598
Share premium account	16.268	0	16.268
Other reserves	97	40	137
Retained earnings	-9.800	-668	-10.468
Shareholders’ equity	7.163	-628	6.535
Minority interests	196	-11	185
Total equity	7.359	-639	6.720

Non-current liabilities
Borrowings	9.207	18	9.225
Retirement benefit obligations	814	830	1.644
Deferred tax liabilities	2.111	148	2.259
Provisions for other liabilities and charges	414	-126	288
Other payables	23	328	351
	12.569	1.198	13.767

Current liabilities
Trade and other payables	3.084	90	3.174
Borrowings	952	26	978
Current tax liabilities	161	0	161
Provisions for liabilities and charges	0	127	127
	4.197	243	4.440

Total equity and liabilities	24.125	802	24.927

Koninklijke KPN N.V.

Consolidated Balance sheet

as at December 31, 2004

In millions of euro	Dutch GAAP	IFRS Adjustments	IFRS
		Unaudited	Unaudited
ASSETS
Non-current assets
Intangible assets	8.227	468	8.695
Property, plant and equipment	8.806	173	8.979
Participating interests	151	-151	0
Investments in associates & joint ventures	0	17	17
Financial assets	0	146	146
Deferred tax assets	1.217	392	1.609
Trade and other receivables	233	-1	232
	18.634	1.044	19.678

Current assets
Inventories	248	-58	190
Trade and other receivables	2.281	-39	2.242
Cash and cash equivalents	1.573	-22	1.551
	4.102	-119	3.983

Total assets	22.736	925	23.661

EQUITY AND LIABILITIES
Equity
Share capital	559	0	559
Share premium account	15.307	0	15.307
Other reserves	84	40	124
Retained earnings	-10.640	-646	-11.286
Profit for the year	1.511	196	1.707
Shareholders' equity	6.821	-410	6.411
Minority interests	144	1	145
Total equity	6.965	-409	6.556

Non-current liabilities
Borrowings	7.792	29	7.821
Retirement benefit obligations	804	773	1.577
Deferred tax liabilities	2.083	101	2.184
Provisions for other liabilities and charges	383	-68	315
Other payables	14	346	360
	11.076	1.181	12.257

Current liabilities
Trade and other payables	2.848	33	2.881
Borrowings	1.650	9	1.659
Current tax liabilities	197	0	197
Provisions for liabilities and charges	0	111	111
	4.695	153	4.848

Total equity and liabilities	22.736	925	23.661

Koninklijke KPN N.V.

Consolidated Balance sheet

as at January 1, 2005

In millions of euro	IFRS December 31, 2004	IFRS Adjustments	IFRS January 1, 2005
	Unaudited	Unaudited	Unaudited
ASSETS
Non-current assets
Intangible assets	8.695	-28	8.667
Property, plant and equipment	8.979	-62	8.917
Investments in associates & joint ventures	17	0	17
Financial assets	146	-146	0
Derivative financial instruments	0	28	28
Deferred tax assets	1.609	71	1.680
Trade and other receivables	232	-117	115
	19.678	-254	19.424

Current assets
Inventories	190	-2	188
Trade and other receivables	2.242	-81	2.161
Available-for-sale financial assets	0	169	169
Derivative financial instruments	0	9	9
Cash and cash equivalents	1.551	607	2.158
	3.983	702	4.685

Non-current assets classified as held for sale	0	121	121

Total assets	23.661	569	24.230

EQUITY AND LIABILITIES
Equity
Share capital	559	0	559
Share premium account	15.307	0	15.307
Other reserves	124	-123	1
Retained earnings	-11.286	-22	-11.308
Profit for the year	1.707	0	1.707
Shareholders' equity	6.411	-145	6.266
Minority interests	145	0	145
Total equity	6.556	-145	6.411

Non-current liabilities
Borrowings	7.821	-1.034	6.787
Derivative financial instruments	0	1.074	1.074
Retirement benefit obligations	1.577	0	1.577
Deferred tax liabilities	2.184	0	2.184
Provisions for other liabilities and charges	315	0	315
Other payables	360	0	360
	12.257	40	12.297

Current liabilities
Trade and other payables	2.881	-30	2.851
Borrowings	1.659	467	2.126
Derivative financial instruments	0	146	146
Current tax liabilities	197	0	197
Provisions for liabilities and charges	111	0	111
	4.848	583	5.431

Liabilities directly associated with non-current assets classified as held for sale	0	91	91

Total equity and liabilities	23.661	569	24.230

Koninklijke KPN N.V.

Consolidated income statement for the year 2004

In millions of euro

	Dutch GAAP	IFRS Adjustments	IFRS
		Unaudited	Unaudited
Net sales	11.731	-101	11.630
Own work capitalized	180	-180	0
Other operating revenues	191	-2	189
Operating revenues	12.102	-283	11.819

Own work capitalized	0	147	147
Cost of materials	-1.014	30	-984
Work contracted out and other expenses	-3.953	42	-3.911
Salaries and social security contributions	-1.722	16	-1.706
Depreciation, amortization and impairments	-2.397	207	-2.190
Other operating expenses	-559	29	-530
Operating expenses	-9.645	471	-9.174

Operating profit	2.457	188	2.645

Finance costs - net	-620	31	-589
Share of the profit of associates and joint ventures	-11	12	1

Profit on continuing operations before income tax	1.826	231	2.057

Income tax	-268	-32	-300

Profit for the year	1.558	199	1.757

Profit attributable to minority shareholders	47	3	50
Profit attributable to equity holders of the parent	1.511	196	1.707

Royal KPN N.V.

Consolidated income statement per quarter

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	Total 2004
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

	IFRS	IFRS	IFRS	IFRS	IFRS
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net sales	2.868	2.868	2.934	2.960	11.630
Own work capitalized	0	0	0	0	0
Other operating revenues	76	42	23	48	189
Operating revenues	2.944	2.910	2.957	3.008	11.819

Own work capitalized	33	38	37	39	147
Cost of materials	-210	-249	-273	-252	-984
Work contracted out and other expenses	-970	-947	-995	-999	-3.911
Salaries and social security contributions	-424	-444	-415	-423	-1.706
Depreciation, amortization and impairments	-554	-528	-546	-562	-2.190
Other operating expenses	-144	-100	-104	-182	-530
Operating expenses	-2.269	-2.230	-2.296	-2.379	-9.174

Operating profit	675	680	661	629	2.645

Finance costs - net	-129	-139	-186	-135	-589

Share of the profit of associates and joint ventures	3	6	-12	4	1
Profit on continuing operations before income tax	549	547	463	498	2.057

Income tax	-135	-149	-96	80	-300

Profit for the year	414	398	367	578	1.757

Profit attributable to minority shareholders	4	4	3	39	50
Profit attributable to equity holders of the parent	410	394	364	539	1.707

Royal KPN .N.V.

Consolidated cash flow statement per quarter

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	Total 2004
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities	953	848	1.075	1.081	3.957

Cash flows from investing activities	-242	-367	-466	-499	-1.574

Cash flows from financing activities	-288	-1.752	-571	-28	-2.639

Changes in cash and cash equivalents	423	-1.271	38	554	-256

Cash and cash equivalent at beginning of the year	1.807	2.231	960	998	1.807
Cash and cash equivalents in subsidiaries, associates and joint ventures sold	0	0	0	0	0
Exchange rate differences	1	0	0	-1	0
Cash and cash equivalent at end of the year	2.231	960	998	1.551	1.551

Equity Reconciliation 2004 Dutch GAAP - IFRS - unaudited

In millions of euro

	Shareholder's equity	Minority Interest	Group Equity

Dutch GAAP as of December 31,2003	7.163	196	7.359
Revaluation Property, plant & equipment	567	0	567
Revenue Recognition	-485	0	-485
Employee Benefits	-836	0	-836
Borrowing Costs	-122	0	-122
Tax effect on IFRS adjustments	262	0	262
Other Adjustments	-14	-11	-25
IFRS as of January 1, 2004	6.535	185	6.720
Shares repurchased	-1.042	0	-1.042
Dividends paid	-796	0	-796
Other changes	-24	-90	-114
Share-based compensation	31	0	31
Profit for the year 2004 (IFRS)	1.707	50	1.757
IFRS as of December 31, 2004	6.411	145	6.556

Accounting Policies

KPN has applied IFRS 1 First time adoption of IFRS in the preparation of this financial information and has taken the exception under IFRS 1 to apply IFRS 5 Non-current Assets Held for Sale, and the exemption under IFRS 1 to apply IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement, from January 1, 2005. For the details of first time adoption and the possible changes to these accounting policies, please refer to the ‘Update on adoption of IFRS’.

Basis of preparation

KPN’s consolidated pro-forma financial information has been prepared under the historical cost convention and as per January 1, 2005 modified for the revaluation of available-for-sale financial assets, and the accounting of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which KPN has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether KPN controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to KPN and are de-consolidated from the date on which control ceases.

KPN uses the purchase method of accounting to account for the acquisition of subsidiaries.  The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized results on transactions with subsidiaries are eliminated.

Associates

Investments in entities in which KPN exerts significant influence but does not control, generally accompanying a shareholding of between 20 percent and 50 percent of the voting rights, are accounted for by the equity method of accounting and are originally recognized at cost.

Joint ventures

KPN’s interests in jointly controlled entities are accounted for by the equity method similar to associates.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment which are subject to risks and returns that are different from those of segments operating in other economic environments.

KPN’s risks and rates at this moment are affected predominantly by differences in the products and services. Consequently, its primary format for reporting segment information is business segments, whereas the secondary segment information is reported geographically.

Foreign currency translation

Functional and presentation currency

Items included in the financial information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial information are presented in Euros, which is KPN’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets (IAS 39), are included in the fair value reserve in equity.

Subsidiaries, Associates and Joint ventures

The results and financial position of all the subsidiaries, associates and joint ventures (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a)              assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

b)             income and expenses for each income statement are translated at average exchange rates; and

c)              all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

BALANCE SHEET

Intangible assets

Goodwill

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in Investments in associates & joint ventures.

The value of goodwill is reassessed regularly (at least once a year) based on impairment indicators and written down when necessary. Goodwill is impaired if the recoverable amount of the cash-generating unit to which it is allocated is lower than the book value of the asset concerned. The recoverable amount is defined as the higher of cash generating unit’s net selling price and its value in use.

Licenses

Licenses are valued at the lower of historical cost less amortization and impairment. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. Licenses are impaired if the recoverable amount falls below the book value of the asset concerned. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use. Impairments are reversed if and to the extent that the impairment no longer exists.

Licenses not yet available for use are tested for impairment at each balance sheet date, even if there is no indication of impairment.

Research and development

Costs incurred on development projects are recognized as intangible assets when it is probable that KPN will achieve economic benefits in the future, considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs that have a finite useful life and that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected useful life. Capitalized development expenditures have a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments based on a permanently lower value are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

Software

Self developed and acquired software, not being an integral part of property, plant and equipment is capitalized on the basis of the costs, which include direct costs and directly attributable overhead costs incurred. Software is amortized over the estimated useful lives. Software has a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

Property, plant and equipment

Property, plant and equipment are valued at historical cost or manufacturing price less depreciation and impairment. The manufacturing price includes direct costs (materials, direct labor and work contracted out) and directly attributable overhead costs.

Asset retirement obligations are capitalized as part of the historical cost of tangible fixed assets and expensed as either depreciation over the asset’s estimated useful life or as impairment charges.

KPN elected the exemption to revalue two specific fixed asset classes, the copper and fibre cables, which are part of its fixed line network at the transition date (January 1, 2004), to its fair value and use this fair value as its deemed cost. KPN used the depreciated replacement cost method to determine this fair value.

Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment is impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

An impairment loss recognized in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Leases of property, plant and equipment where KPN has substantially all the risks and rewards of ownership are classified as finance leases. As a lessee, KPN capitalizes finance leases at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Investments

Financial fixed assets include investments in companies other than subsidiaries and associates, financial receivables held for investment purposes, treasury shares and other securities. KPN accounts for ordinary purchase and sales of these financial assets at settlement date.

Accounting principles January 1, 2004 to December 31, 2004

Investments other than subsidiaries, associates and joint ventures in which KPN does not have significant influence are carried at cost less any provisions deemed necessary. Financial instruments are carried at cost.

Accounting principles as from January 1, 2005

KPN classifies its investments in the following four categories:

1.               financial assets at fair value through profit or loss;

2.               loans and receivables;

3.               held-to-maturity investments; and

4.               available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

1.              Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

2.              Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market and are created by KPN by providing money, goods, or services directly to a debtor, other than:

•                  those that KPN intends to sell immediately or in the short term, which are classified as held for trading;

•                  those for which KPN may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for sale.

Loans and receivables are carried at amortized cost or cost, if no maturity, with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the income statement. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables are included in trade and other receivables in the balance sheet.

As such, all regular way purchases and sales of investments are recognized on the settlement date. This is the date at which the asset is delivered to or by KPN. Thus a loan is recognized at the moment the cash is transferred to the borrower, redemptions of the loan are recognized at the date of receipt.

3.              Held-to-maturity investments

Financial assets (normally securities) are classified as held-to-maturity if KPN has the positive intent and ability, from inception, to hold the securities to maturity date. These financial assets have fixed or determinable payments and a fixed maturity.

Held-to-maturity financial assets are reported at amortized cost, with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the income statement.

4.              Available-for-sale financial assets

Financial assets are classified as available-for-sale that are either designated in this category or not classified in any of the other categories. Available-for-sale assets are carried at fair value, with unrealized gains and losses (except for impairment losses) recognized in equity, through the statement of changes in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is taken to the income statement for the period.

Derivatives (IAS 39)

All hedging instruments are recognized at fair value. For hedging instruments used for the purpose of hedging underlying exposures to the currency exchange risk and interest rate risk of borrowings hedge accounting is applied. Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item (borrowings). For fair value hedges this means that in profit or loss the following will be recognized: the gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk. For cash flow hedges the effective part of the gain or loss on a hedging instrument is recognized directly in equity and the ineffective part is recognized in the income statement.

All other derivatives are measured at fair value with the resulting gains and losses being accounted for in the income statement.

Deferred taxes

Deferred tax assets and liabilities arising from taxable or deductable temporary differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of corporate income tax rates substantially enacted by the balance sheet date. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities with the same terms and relating to the same fiscal entities are netted.

Inventories

Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at lower of cost or net realizable value. The cost of inventories is determined using the weighted average price.

Trade receivables and other receivables

Receivables are initially recognised at fair value, and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Non-current assets (or disposal groups) held for sale (IFRS 5)

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of business combinations, are included in the cost of acquisition as part of the purchase consideration.

When any KPN company purchases the Company’s equity share capital (treasury shares), the consideration paid is deducted from equity until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, is included in equity attributable to the Company’s equity holders.

Borrowings

Accounting principles January 1, 2004 to December 31, 2004

All EURO denominated loans are stated at nominal value. Foreign currencies denominated loans are stated at the fixed foreign exchange conversion rate as agreed in the related swap contracts. Transaction costs are capitalized and amortized over the remaining period of the loans.

Accounting principles as from January 1, 2005

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless KPN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Long – term employment obligations

KPN elected the exemption not to retrospectively recalculate the pension liabilities and therefore KPN has recognized all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at January 1, 2004.

Pension obligations

The obligation for all pension and early retirement plans that qualify as defined benefit obligation is determined by calculating the present value of the defined benefit obligation and deducting the fair value of the plan assets. We use the actuarial calculations (projected unit credit method) to measure the obligations and the costs. For the calculation actuarial assumptions are made about demographic variables (such as employee turnover and mortality) and financial variables (such as future increases in salaries). The discount rate is determined by reference to market rates.

Actuarial gains and losses are recognized for the portion that these exceed the higher of 10% of the obligation and 10% of the fair value of plan assets (‘corridor approach’). The excess is recognized over the employees’ expected average remaining working lives.

Past service costs are recognized on a straight-line basis over the average vesting period of the amended pension or early retirement benefits. Gains or losses on the curtailment or settlement of a defined benefit plan are recognized the date of the curtailment or settlement.

For pension plans that qualify as a defined benefit plan we recognize contributions to such plans when an employee has rendered service in exchange for those contributions.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. KPN recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Other long-term employee obligations

These employee benefits include long-service leave or sabbatical leave, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees.

Other Provisions

Provisions such as environmental restoration, restructuring costs and legal claims are recognized when KPN has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability.

INCOME STATEMENT

Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

1.               Sales of goods are recognized when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured;

2.               Sales of services are recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract. Contract costs are recognized when incurred. When the outcome of a contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

The Group’s net sales are derived from the following telecommunication services and products:

•                  traffic fees;

•                  subscription fees;

•                  one-off connection fees and other initial fees;

•                  sales of peripheral and other equipment; and

•                  other.

Traffic fees are charged at an agreed tariff for a fixed duration of time or capacity and are recognized as revenue based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. One-off connection fees and other initial fees are not a separate unit of accounting, and their accounting treatment is therefore dependent on the other deliverables in the sale arrangement (see revenue arrangements with multiple deliverables). Sales of peripheral and other equipment are recognized when all significant risks and rewards of ownership of the goods are transferred to the buyer, which is normally at the date the equipment is delivered to and accepted by the customer. Other sales, including consulting and other fees, are recognized as revenue when services are rendered. KPN recognizes net sales gross of costs when the Group acts as the principal in the arrangement and net of costs when the Group acts as agent.

Revenue arrangements with multiple deliverables

Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration must then be allocated among the separate units of accounting based on their relative fair values.

For multiple element arrangements that comprise only one unit of accounting and include a non-refundable, up-front connection fee, and amounts representing connection fees are deferred. Deferred connection fees are amortized over the estimated customer relationship period. Costs associated with these arrangements are expensed as incurred.

For multiple element arrangements that comprise multiple units of accounting, the consideration received is allocated to each unit of accounting based on their relative fair values. Any connection fee proceeds not allocated to the delivered equipment are deferred upon connection and recognized as service revenue over the estimated customer relationship period.

Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Share-based compensation

KPN operates a number of equity-settled, share-based compensation plans. Options are granted to employees and the costs are recognized over the vesting period of the options. The costs are determined by the fair value of the options and the number of options that is expected to forfeit before the vesting date. The fair value of the options is estimated by using an option-pricing model.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 19, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel